Sub-Item 77C Exhibit 5

GENERAL GOVERNMENT SECURITIES MONEY MARKET FUNDS, INC.

-GENERAL TREASURY PRIME MONEY MARKET FUND (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the General Government Securities Money Market Funds, Inc.-General Treasury Prime Money Market Fund was held on January 4, 2010. Out of a total of 1,680,477,863.720 shares (“Shares”) entitled to vote at the meeting, a total of  566,929,222.230 were represented at the Meeting, in person or by proxy.  The proposals did not receive the required vote of the holders for approval.  The breakdown of the vote is as follows:

		Shares

	For	Against	Abstain

1. To approve amending the	502,985,306.820	42,326,377.760	21,617,537.650
Fund’s policy regarding borrowing
		Shares

	For	Against	Abstain

2. To approve amending the	491,519,572.930	52,146,394.110	23,263,255.190
Fund’s policy regarding lending